Securities and Exchange Commission
Washington, D.C. 20459

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THOUGH 65 OF THE INVESTMENT COMPANY ACT OF
1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT
COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Byzantine Ventures, Inc.
Address of Principal Business Office (No. & Street, City, State, Zip Code):
5655 College Avenue, Suite 250, Oakland, CA 94618
Telephone Number (including area code):	(510) 428-1360
File Number under the Securities and Exchange Act of 1934:	000-31753

The undersigned business development company hereby states that the basis for filing this notification of withdrawal is that it (1) has distributed substantially all of its assets to its securityholders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Oakland and State of California on the 20th day of December, 2000.

BYZANTINE VENTURES, INC.
By: Robert D. Leppo, President

Attest:	Susan S. Singleton
Chief Operating Officer